Exhibit 99.1

Summary of Consolidated Financial Results

For the Three-Month Period Ended June 30, 2013

[Japanese GAAP]

August 12, 2013

Company name:	UBIC, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, Chief Executive Officer and President
Contact:	Seitaro Ishii, Chief Financial Officer and Chief Administrative Officer
Tel:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	August 14, 2013
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	None
Briefing on the quarterly financial results:	Yes

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Three-Month Period Ended June 30, 2013 (from April 1, 2013 to June 30, 2013)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Three-month	Net sales		Operating income		Ordinary income		Net income
period ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2013	1,244	(5.9)	74	(85.1)	5	(98.9)	3	(98.8)
June 30, 2012	1,321	18.3	497	—	459	—	280	—

Note:    Comprehensive income

Three-month period ended June 30, 2013  ¥ (12 million) [(104.8%)]

Three-month period ended June 30, 2012  ¥269 million [(– %)]

Three-month	Net income per share (basic)	Net income per share (diluted)
period ended	Yen	Yen
June 30, 2013	1.06	1.05
June 30, 2012	91.81	86.04

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
June 30, 2013	5,266	4,046	73.8
March 31, 2013	4,755	3,195	64.7

Reference: Equity

As of June 30, 2013 ¥3,888 million

As of March 31, 2013 ¥3,076 million

2.   Dividends

	Dividend per share
	End of the three- month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2013	—	0.00	—	50.00	50.00
Year ending March 31, 2014	—
Year ending March 31, 2014 (Forecast)		0.00	—	50.00	50.00

Note: Revision of dividends forecast for this period: NO

3.   Consolidated Forecasts for the Year Ending March 31, 2014 (from April 1, 2013 to March 31, 2014)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2014	5,500—6,000	17.5—28.2	1,050—1,240	14.1—34.7	970—1,130	11.2—29.5	570—670	13.9—33.9	178.51—209.83

Note: Revision of consolidated forecast for this period: NO

Notes:

(1)     Changes in important subsidiaries during the three-month period ended June 30, 2013 (changes in the scope of consolidation): None

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates and restatements

1)	Changes associated with the revision of accounting standards	: None
2)	Changes in accounting policies other than the above	: Yes
3)	Changes in accounting estimates	: Yes
4)	Restatements	: None

(Note)      For further details, refer to “2. Matters relating to summary information (Notes) (3) Changes in accounting policies, changes in accounting estimates and restatements” in attachment on page 3.

(4)     Number of issued and outstanding shares (common stock)

1)   Number of issued and outstanding shares as of June 30, 2013 (including treasury stock)

As of June 30, 2013:                                                                                                            3,441,136 shares

As of March 31, 2013:                                                                                                 3,193,136 shares

2)   Number of treasury stock as of June 30, 2013

As of June 30, 2013:                                                                                                            56 shares

As of March 31, 2013:                                                                                                 56 shares

3)   Average number of issued and outstanding shares during the three-month period ended June 30, 2013

Year ended June 30, 2013:                                                                           3,299,585 shares

Year ended June 30, 2012:                                                                           3,054,067 shares

•        Status of quarterly review procedures

This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly financial statements based on the stipulations of said act were not completed at the time this summary of quarterly consolidated financial results was disclosed.

•        Explanations concerning the appropriate use of the forecasts for results of operations, and other special matters

The forecasts for results of operations in this report are based on information currently available to UBIC, Inc. (the “Company”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

UBIC, Inc. (2158) June 30, 2013 Financial Results

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2013	2

	(1) Qualitative information regarding the consolidated operating results	2
	(2) Qualitative information regarding the consolidated financial position	2
	(3) Qualitative information regarding the forecast for the consolidated financial results	3

2.	Matters Relating to Summary Information (Notes)	3

	(1) Changes in important subsidiaries during the three-month period ended June 30, 2013	3
	(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	3
	(3) Changes in accounting policies, changes in accounting estimates and restatements	3

3.	Quarterly Consolidated Financial Statements	4

	(1) Quarterly consolidated balance sheets	4
	(2) Quarterly consolidated statements of income and consolidated statements of comprehensive income	6
	(3) Going concern assumptions	8
	(4) Segment information	8
	(5) Significant changes in shareholders’ equity	8
	(6) Significant subsequent events	8

1.            Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2013

(1)     Qualitative information regarding the consolidated operating results

During the first quarter of the current fiscal year (April 1 to June 30, 2013), the Japanese economy in general began seeing the positive signs of economic upturn, such as lower yen and rise in stock prices, triggered by the monetary easing policies launched under the current government. Business performance of many enterprises, especially exporting companies, turned to upward momentum although domestic demand was still on the slow progress towards recovery.

On May 16, 2013, the Group listed its American Depositary Receipts through an offering of the Company’s common stock (the “Underlying Stock”) on the National Association of Securities Dealers Automated Quotations (NASDAQ) Global Market in the United States under the ticker symbol “UBIC,” the first time in 14 years for Japanese companies. The Group strongly believes that this listing has significantly contributed to its credit capability and brand awareness in the United States, and to raise funds as well as fund procurement.

Recently in the U.S. market, the main market for the Group’s eDiscovery (evidence discovery) support services, the federal courts and the U.S. Department of Justice have recommended the use of advanced information processing technologies to process vast amount of documents, and the application of predictive coding technology (artificial intelligence technology) by attorneys for their decision-making. Some of our competitors have already succeeded in developing such technologies to deal with English documents and put them into practical use.

Under such circumstances, the Group led the world in successfully developing the predictive coding technology that enables handling of Japanese and Korean languages, as well, and applied this technology to actual eDiscovery cases involving Japanese and Korean languages for the first time during the three-month period ended June 30, 2013. The results of the application of the new technology proved its high usefulness by achieving significant cost savings in cases involving the Japanese language and by identifying important documents related to litigations in cases involving the Korean language, which would have been hard to find by traditional human review process by attorneys. Furthermore, the Group succeeded in expanding a large engagement with a company in Korea, as well as winning an engagement with a company in Taiwan, owing to ongoing activities for enhancing local marketing and technical support capabilities in Korea and Taiwan from the previous year, in synergy with continuous joint marketing activities.

In light of such circumstances and accomplishments, the Group is committed to promote measures to enhance brand awareness in the United States and to increase its market share in Japan, Korea and Taiwan.

The Group’s sales by business segment for the three-month period ended June 30, 2013, are as follows.

Net sales from the eDiscovery business were 1,133,927 thousand yen (a 9.0% decrease from the same period of the previous year,) due to the decline in net sales of “review (evidence review) service” in the eDiscovery services, which is the main business of the Group.

In the legal and compliance professional services business, its net sales were 101,883 thousand yen (a 34.7% increase from the same period of the previous year) as sales in the consolidated subsidiaries achieved a steady increase.

Net sales of other businesses were 8,330 thousand yen (a 2,875.0% increase from the same period of the previous year).

As a result, net sales of the Group for the three-month period ended June 30, 2013, were 1,244,141 thousand yen (a 5.9% decrease from the same period of the previous year).

As for the operating results, the Group’s operating income was 74,005 thousand yen (an 85.1% decrease from the same period of the previous year). This was mainly due to expenditures as an advance investment into several aspects necessary for future growth, such as enhancement of the functionality of “Lit i View,” the internally-developed eDiscovery support software, and expansion of data center facilities, and recruitment and retention of personnel resources. Because of NASDAQ listing-related IPO expenses of 120,394 thousand yen, a one-time expenditure, offsetting the substantial amount of foreign exchange gains since December 2012, the Group’s ordinary income was 5,259 thousand yen (a 98.9% decrease) and net income was 3,508 thousand yen (a 98.8 % decrease) as compared with the same period of the previous year.

(2) Qualitative information regarding the consolidated financial position

(Assets)

Total assets increased by 510,744 thousand yen to 5,266,715 thousand yen compared with the end of the previous year.

Current assets increased by 510,050 thousand yen to 3,276,457 thousand yen compared with the end of the previous year. This was mainly due to an increase of 659,754 thousand yen in cash and deposits and a decrease of 129,609 thousand yen in notes and accounts receivable - trade.

Noncurrent assets increased by 694 thousand yen to 1,990,257 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 13,234 thousand yen in software and a decrease of 21,814 thousand yen in tools, furniture and fixtures.

(Liabilities)

Total liabilities decreased by 340,662 thousand yen to 1,220,302 thousand yen compared with the end of the previous year.

Current liabilities decreased by 306,248 thousand yen to 723,328 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 154,445 thousand yen in accounts payable - other and a decrease of 131,001 thousand yen in income taxes payable. Noncurrent liabilities decreased by 34,413 thousand yen to 496,973 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 43,749 thousand yen in long-term loans payable.

(Net Assets)

Total net assets increased by 851,406 thousand yen to 4,046,412 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 984,730 thousand yen in capital stock and capital surplus.

(3)     Qualitative information regarding the forecast for the consolidated financial results

There have been no changes to the consolidated operating forecasts for the year ending March 31, 2014, announced on May 15, 2013.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ significantly from the forecasts due to various factors.

2.            Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the three-month period ended June 30, 2013

During the three-month period ended June 30, 2013, there have been no changes in specified subsidiaries stipulated in Article 19, Paragraph 10 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the three-month period pertains, and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

(3)     Changes in accounting policies, changes in accounting estimates and restatements

<Changes in accounting policies that are difficult to distinguish from changes in accounting estimates>

For the three-month period ended June 30, 2013

(from April 1, 2013 to June 30, 2013)

(Calculation of income tax expenses)

The Company previously calculated quarterly income tax expenses in the same method as applied for the year-end closing. However, effective from the three-month period ended June 30, 2013, income tax expenses are calculated by reasonably estimating the effective tax rate based on the expected income before income taxes and minority interests (net of the effects of deferred taxes) for the fiscal year to which the three-month period pertains, and multiplying income before income taxes and minority interests for the pertaining period by the estimated effective tax rate. This change in the calculation of income taxes was adopted in order to enable prompt release of the useful information to meet the needs of various users of the Company’s financial statements, associated with listing at the NASDAQ Global Market in the United States during the three-month period ended June 30, 2013.

This change in the accounting treatment was applied retrospectively, and the operating results for the three-month period of the previous year are restated.

Due to the application of the new accounting treatment, income before minority interests for the three-month period ended June 30, 2012, decreased by 14,851 million yen, as compared with income before minority interests before the restatement.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

		(Thousands of yen)
	As of March 31, 2013	As of June 30, 2013
Assets
Current assets
Cash and deposits	1,300,006	1,959,760
Notes and accounts receivable - trade	1,170,614	1,041,005
Merchandise	235	488
Supplies	1,969	2,545
Deferred tax assets	53,632	109,621
Other	239,950	163,036
Total current assets	2,766,407	3,276,457
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	76,456	73,105
Tools, furniture and fixtures, net	672,783	650,969
Other	—	12,354
Total property, plant and equipment, net	749,239	736,429
Intangible assets
Software	741,833	755,068
Other	96,170	126,096
Total intangible assets	838,004	881,165
Investments and other assets
Investment securities	266,864	230,414
Guarantee deposits	99,081	108,052
Other	36,372	34,196
Total investments and other assets	402,318	372,662
Total noncurrent assets	1,989,562	1,990,257
Total assets	4,755,970	5,266,715

		(Thousands of yen)
	As of March 31, 2013	As of June 30, 2013
Liabilities
Current liabilities
Accounts payable - trade	81,960	121,412
Current portion of long-term loans payable	184,999	174,999
Accounts payable - other	424,218	269,772
Income taxes payable	138,806	7,804
Provision for bonuses	78,695	37,431
Other	120,897	111,908
Total current liabilities	1,029,577	723,328
Noncurrent liabilities
Long-term loans payable	437,500	393,750
Deferred tax liabilities	56,449	48,149
Provision for retirement benefits	10,909	19,578
Asset retirement obligations	17,356	17,410
Other	9,172	18,084
Total noncurrent liabilities	531,387	496,973
Total liabilities	1,560,964	1,220,302
Net assets
Shareholders’ equity
Capital stock	602,993	1,095,358
Capital surplus	390,453	882,818
Retained earnings	1,924,512	1,768,366
Treasury stock	(26)	(26)
Total shareholders’ equity	2,917,932	3,746,517
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	141,209	117,749
Foreign currency translation adjustment	17,303	24,025
Total accumulated other comprehensive income	158,512	141,775
Subscription rights to shares	102,051	140,665
Minority interests	16,508	17,453
Total net assets	3,195,005	4,046,412
Total liabilities and net assets	4,755,970	5,266,715

(2)  Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the three-month period ended June 30, 2013

(Thousands of yen)

	For the three-month period ended June 30, 2012	For the three-month period ended June 30, 2013
Net sales	1,321,758	1,244,141
Cost of sales	382,942	601,822
Gross profit	938,815	642,318
Selling, general and administrative expenses	441,629	568,312
Operating income	497,186	74,005
Non-operating income
Interest income	13	35
Dividend income	4,500	6,750
Foreign exchange gains	—	53,007
Other	203	1,487
Total non-operating income	4,716	61,279
Non-operating expenses
Interest expenses	5,506	3,530
Foreign exchange losses	36,938	—
Going-public expenses	—	120,394
Other	29	6,100
Total non-operating expenses	42,474	130,025
Ordinary income	459,428	5,259
Income before income taxes and minority interests	459,428	5,259
Income taxes	177,395	805
Income before minority interests	282,032	4,453
Minority interests in income	1,631	944
Net income	280,400	3,508

Consolidated statements of comprehensive income for the three-month period ended June 30, 2013

(Thousands of yen)

	For the three-month period ended June 30, 2012	For the three-month period ended June 30, 2013
Income before minority interests	282,032	4,453
Other comprehensive income
Valuation difference on available-for-sale securities	(5,213)	(23,459)
Foreign currency translation adjustment	(7,044)	6,721
Total other comprehensive loss	(12,257)	(16,737)
Comprehensive income (loss)	269,774	(12,283)
Comprehensive income attributable to:
Comprehensive income (loss) attributable to owners of the parent	268,142	(13,228)
Comprehensive income attributable to minority interests	1,631	944

(3)         Going-concern assumptions

Not applicable.

(4)         Segment information

[Segment Information]

I.                Three-month period of the previous year (from April 1, 2012 to June 30, 2012)

1)             Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *1	income *2
Net sales
External sales	889,471	345,176	87,110	1,321,758	—	1,321,758
Intersegment sales and transfers	232,628	22,820	—	255,448	(255,448)	—
Total	1,122,099	367,997	87,110	1,577,206	(255,448)	1,321,758
Segment profits (losses)	413,661	(59,934)	23,590	497,186	—	497,186

Notes:	1.	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

	2.	Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)                  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

II.                Three-month period of the current year (from April 1, 2013 to June 30, 2013)

1)                  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *1	income *2
Net sales
External sales	621,103	546,219	76,818	1,244,141	—	1,244,141
Intersegment sales and transfers	175,831	29,007	5,762	210,601	(210,601)	––
Total	796,935	575,226	82,580	1,454,742	(210,601)	1,244,141
Segment profits (losses)	(18,148)	107,451	(15,297)	74,005	—	74,005

Notes:	1.	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

	2.	Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)                  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

3)                  Change in reportable segments

Not applicable.

(5)         Significant changes in shareholders’ equity

In connection with a U.S. initial public offering on the NASDAQ Global Market in the U.S. under American Depositary Shares (“ADR”) which represented our common stock, the Company issued new shares on May 21, 2013 and June 7, 2013; as a result, the Company’s total shares of common stock outstanding and the amount of common stock and capital surplus increased 3,441,136 shares and (Y) 984,730 thousand, respectively. As of the first quarter ended June 30, 2013 the consolidated common stock and capital surplus were (Y) 1,095,358 thousand and (Y) 882,818 thousand, respectively.

(6)         Significant subsequent events

Not applicable

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.